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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*



                               Oracle Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    68389X105
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  68389X105
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only). Lawrence Joseph Ellison

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)

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      3.    SEC Use Only

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      4.    Citizenship or Place of Organization: United States

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Number of             5.   Sole Voting Power: 1,378,171,324 (includes options to
Shares                     purchase 59,375,000 shares exercisable within 60 days
Beneficially               of December 31, 2001).
Owned by
Each Reporting        ----------------------------------------------------------
Person With
                      6.   Shared Voting Power: 0

                      ----------------------------------------------------------

                      7. Sole Dispositive Power: 1,378,171,324 (includes options to purchase 59,375,000 shares exercisable within 60 days of December 31, 2001).

                      ----------------------------------------------------------

                      8.   Shared Dispositive Power: 0

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      9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

            1,378,171,324 (includes options to purchase 59,375,000 shares exercisable within 60 days of December 31, 2001)

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      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions):

            Not applicable

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      11.   Percent of Class Represented by Amount in Row (9): 24.8%

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      12.   Type of Reporting Person (See Instructions): IN

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                                 SCHEDULE 13G/A

                               (Amendment No. 11)

Item 1.

     (a)  Name of Issuer: Oracle Corporation

     (b) Address of Issuer's Principal Executive Offices: 500 Oracle Parkway, Redwood City, CA 94065

Item 2.

     (a)  Name of Person Filing: Lawrence Joseph Ellison

     (b) Address of Principal Business Office or, if none, Residence: 500 Oracle Parkway, Redwood City, CA 94065

     (c)  Citizenship: United States

     (d) Title of Class of Securities: Common Stock, par value $.01 per share and Preferred Stock Purchase Rights

     (e)  CUSIP Number: 68389X105

Item 3.  Not applicable

Item 4.  Ownership.

     (a) Amount beneficially owned: 1,378,171,324 (includes options to purchase 59,375,000 shares exercisable within 60 days of December 31, 2001).

     (b)  Percent of class: 24.8%.

     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 1,378,171,324 (includes options to purchase 59,375,000 shares exercisable within 60 days of December 31, 2001).

          (ii)  Shared power to vote or to direct the vote: 0.

          (iii) Sole power to dispose or to direct the disposition of:
                1,378,171,324 (includes options to purchase 59,375,000 shares exercisable within 60 days of December 31, 2001).

          (iv)  Shared power to dispose or to direct the disposition of: 0.

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Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         Date: February 12, 2002



                                  Signature:   /s/ Lawrence J. Ellison
                                             ----------------------------
                                                   Lawrence J. Ellison